

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 17, 2017

Brent J. Smolik
President and Chief Executive Officer
EP Energy Corporation
1001 Louisiana Street
Houston, TX 77002

      Re: **EP Energy Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2016
                Filed March 3, 2017
                File No. 1-36253
                EP Energy LLC
                Form 10-K for the Fiscal Year Ended December 31, 2016
                Filed March 3, 2017
                File No. 333-183815

Dear Mr. Smolik:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         /s/ Brad Skinner

                                       Brad Skinner
                                       Senior Assistant Chief Accountant
                                       Office of Natural Resources